UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2018

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36

2600 Glostrup (Copenhagen)

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 3.1 to this Report on Form 6-K are the Articles of Association of Zealand Pharma A/S, or the Company.

Grant of warrants

Following the granting of warrants to the Company’s Senior Vice President of Corporate and Business Development, Marino Garcia, as announced in Company Announcement no. 26/2018 on October 15, 2018 amendments have been made to the Company´s Articles of Association.

Exhibits

Reference is made to the Exhibit Index included hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Mats Blom
	Name:	Mats Blom
	Title:	Chief Financial Officer

Date: October 26, 2018

EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Association.